July 9, 2009

VIA EDGAR, VIA FAX: 202-772-9208

Christian Windsor
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:	First Place Financial Corp.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-25049

Dear Mr. Windsor:

On behalf of First Place Financial Corp. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K in the Staff’s letter to Mr. Steven R. Lewis dated June 23, 2009, which was provided by the Staff following its review of our initial response letter dated June 10, 2009 (the “Initial Response”).  Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.  These responses are provided to you as supplemental information.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 11.  Executive Compensation, page 106

Compensation Discussion and Analysis, page 101 of Prospectus Filed on October 8, 2008 Pursuant to Rule 424(b)(3)

1.
We note your response to our comment 1 from our letter dated May 28, 2009 that the company uses multiple peer groups from numerous sources and evaluates peer group information qualitatively.  However, on page 101 of your prospectus filed pursuant to Rule 424(b)(3), you disclose that you typically position base salary near the 50th percentile of a selected peer group located in a similar geography.  Please explain how you do not use compensation data about other companies as a reference point on which – either wholly or in party – to base, justify or provide a framework for a compensation decision.  Please also address peer group analysis conducted for all elements of compensation, including financial targets.  Finally, please confirm that you will include the component companies of any peer groups used to benchmark compensation.  Please refer to Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05.

185 East Market Street● Warren, OH  44481● 330/373/1221● www.firstplacebank.com

Christian Windsor
July 9, 2009

Response:  For purposes of clarity, we have identified below each of the three principal comments contained within the Staff’s Comment #1 above and provide a response for each.

Staff Comment: Please explain how you do not use compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.

Response:  As indicated in the Company’s Initial Response and as further explained during our telephone conference on July 2, 2009, the Company’s Compensation Committee (the “Committee”) reviews compensation data from multiple sources including broad-based third-party national and regional compensation data surveys that may not necessarily identify specific companies.  The Committee uses this data as multiple inputs for general purposes to better understand compensation practices and not to specifically benchmark the compensation of the Company’s named executive officers (“NEOs”) to that of peer companies.  The compensation data referenced by the Committee sometimes contains the names of actual companies used to create the data and sometimes does not.  Based on our telephone conference with the Staff, the references in the above identified Prospectus (the “2008 Prospectus”) to the terms “benchmark”, “evaluation of peer groups” and similar terms and the use of “50th percentile” was well-intended but, in hindsight, used quantitative terms when qualitative terms may have been more informative.  In summary, the multiple sources of data or inputs the Committee reviews are used to obtain a general understanding of current compensation practices and not as specific reference points or benchmarks to provide (in whole or in part) a general framework for a compensation decision.

Staff Comment:  Please also address peer group analysis conducted for all elements of compensation, including financial targets.

Response:  Similar to our response above, references to peer group analysis in the 2008 Prospectus were most likely stated in a more quantifiable nature than intended.  As indicated above, a general analysis referencing multiple sources and inputs is conducted by the Committee but an in-depth or specific peer group analysis of any elements of compensation is not performed by the Committee.

Staff Comment:  Please confirm that you will include the component companies of any peer groups used to benchmark compensation.

Response:  Similar to the two responses above, the terms and concepts regarding peer groups and/or benchmarks in the 2008 Prospectus are more quantifiable than had been intended and are not intended to be used by the Committee as part of its compensation analysis for fiscal year 2010.  As such, the disclosure in the pending proxy statement for the Company’s 2009 Annual Meeting of the Shareholders (the “2009 Proxy Statement”) will be revised accordingly.  In the event the Committee elects to use specific peer groups to benchmark the compensation of the NEOs (which is not contemplated at this time), the component companies will be disclosed.

Christian Windsor
July 9, 2009

2.
We note your response to our comment 2.  It is unclear that the disclosure of the performance targets in question would result in competitive harm to the company.  Please confirm that you will disclose the targets in your future filings, to the extent that they were used to determine the compensation of the named executive officers, including any decision not to award incentive compensation due to failure to meet targeted performance.  Alternatively, please revise your disclosure to analyze specifically how the company would be exposed to confidential harm from the disclosure of the targets cited in your response, when the disclosure would be made after the release of your actual performance.

Response:  If the Committee uses performance targets to determine the compensation of the NEOs in the future, the Company will disclose the targets used to determine the compensation of the NEOs for the applicable prior fiscal year (as is required by Item 402 of Regulation SK).

3.
In future filings, revise your Compensation Discussion and Analysis to clarify the "informal and fluid" nature of your Committee’s process of awarding incentive compensation.  To the extent that the Committee exercises its discretion to award compensation, please address the factors considered by the Committee in determining to make such a discretionary award and the size of the awards to each of the named executives.

Response: The Company’s future filings will seek to clarify the informal and fluid nature of the Committee’s process for awarding incentive compensation to the NEOs.  Such disclosure will describe the extent to which the Committee exercises discretion in awarding incentive compensation and regarding adjustments to such awards either up or down.

Exhibits

4.
We note your response to our prior comment 4.  Please tell us how your Management Incentive Program is not a compensatory arrangement relating to bonus or incentives in which any director or any of the named executive officers of the registrant participates.  If the Program is such an arrangement and it is set forth in a formal document, please confirm that you will file as an exhibit this document in future filings.  If the Program is not set forth in any formal document, please confirm that you will file as an exhibit a written description of this Program in future filings.  See Item 601 (b)(10)(iii) of Regulation S- K.

Response:  For purposes of clarity, we have identified below each of the three principal comments contained within the Staff’s Comment #4 above and provide a response for each.

Christian Windsor
July 9, 2009

Staff Comment:  Please tell us how your Management Incentive Program is not a compensatory arrangement relating to bonus or incentives which any director or any of the named executive offers of the registrant participates.

Response:  The Management Incentive Program (the “Program”) is a discretionary program that may or may not be implemented or activated during a given year.  The Committee can ignore the Program or change how the Program was implemented in previous years using its discretion.  The last NEO payment related to the Program was made for Fiscal Year 2006 performance and there has not been another payment since.  For the Fiscal Year 2009 (which ended June 30, 2009), no targets were set by the Committee for the Program, no payments were made under the Program and no documentation concerning the Program was provided to the NEOs.  In sum, the Program was not used to set any compensation for Fiscal Year 2009 and was not a compensation arrangement.  Further, the Company anticipates that the Program will not be utilized for Fiscal Year 2010 (which began July 1, 2009).  There are general guidelines related to the Program which are referenced by the Committee if a payment is being considered but neither the general guidelines nor a writing summarizing the Program are distributed to the NEOs.

Staff Comment:  If the Program is such an arrangement and it is set forth in a formal document, please confirm that you will file as an exhibit this document in future filings.

Response:  Consistent with the Company’s response immediately above, though Program guidelines are provided to the members of the Committee, the Program has not been reduced to writing in a formal document distributed to the NEOs and as such the Company does not feel the Program is an arrangement set forth in a formal document that would be able to be filed as an exhibit.  However, the Company does feel a written description could be filed as contemplated by the following Staff Comment and corresponding response.

Staff Comment:  If the Program is not set forth in any formal document, please confirm that you will file as an exhibit a written description of the Program in future filings.

Response:  The Company will file a written description of the Program in the future if a payment is made to the NEOs under the Program.

Christian Windsor
July 9, 2009

If you have any questions with respect to the foregoing, please contact the undersigned at (330) 373-1221.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ David W. Gifford
David W. Gifford
Chief Financial Officer
cc:          Allicia Lam
U.S. Securities and Exchange Commission

Joseph G. Passaic, Jr.
Kevin M. Houlihan
Patton Boggs LLP